As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253969

PROSPECTUS SUPPLEMENT NO. 12

To Prospectus Dated July 6, 2021

This prospectus supplement amends and supplements the prospectus dated July 6, 2021, as supplemented or amended from time to time (Prospectus), which forms a part of our Registration Statement on Form S-1 (No. 333-253969). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 27, 2022 (Current Report). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (1) 13,799,972 shares of our Class A common stock, par value $0.0001 per share (Class A Common Stock) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (Public Warrants) issued by CC Neuberger Principal Holdings I (CCNB1) in its initial public offering; (2) 10,280,000 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to CC Neuberger Principal Holdings Sponsor, LLC (Sponsor) in a private placement consummated simultaneously with CCNB1’s IPO (Private Placement Warrants); and (iii) up to an aggregate of 5,000,000 shares of our Class A Common Stock that may be issued upon the exercise of the forward purchase warrants at an exercise price of $11.50 per share that were issued to the Neuberger Berman Opportunistic Capital Solutions Master Fund LP (NBOKS) in connection with the closing of the Business Combination (as defined below), (Forward Purchase Warrants) and, together with the Public Warrants and Private Placement Warrants, the Warrants.

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (Selling Holders), or any of their permitted transferees, of (1) up to an aggregate of 10,280,000 shares of our Class A Common Stock underlying the Private Placement Warrants; (2) 5,000,000 shares of Class A Common Stock underlying the Forward Purchase Warrants; (3) 43,289,370 shares of Class A Common Stock issued in the combination of CCNB1 and E2open Holdings, LLC and its operating subsidiaries (E2open Holdings) on February 4, 2021 (Business Combination); (4) 8,120,367 shares of Class A Common Stock issuable upon conversion of an equal number of shares of our Series B-1 common stock, par value $0.0001 per share; (5) 3,372,184 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Series B-2 common stock, par value $0.0001 per share; (6) 35,636,680 shares of Class A Common Stock issuable upon the exchange of common units representing limited liability company interests of E2open Holdings, which are non-voting, economic interests in E2open Holdings (Common Units) and the surrender and cancellation of a corresponding number of shares of Class V common stock, par value $0.0001 per share; (7) 7,007,281 shares of Class A Common Stock issuable upon (a) the conversion of restricted common units into Common Units and (b) the exchange of such Common Units and the surrender and cancellation of a corresponding number of shares of Class V common stock, par value $0.0001 per share; (8) 12,766,286 shares of Class A Common Stock held by the Sponsor and 83,714 shares held by CCNB1’s independent directors; (9) 69,500,000 shares of Class A Common Stock issued in a private placement to certain investors in exchange for $695.0 million (PIPE Investment) in connection with the Business Combination; (10) 6,830 shares of Class A Common Stock granted to one of our directors; and (11) 20,000,000 shares of Class A Common Stock issued to NBOKS for $200.0 million (Forward Purchase Shares) under the Forward Purchase Agreement in connection with the Business Combination. The aggregate number of shares of Class A Common Stock shall be adjusted to include any additional shares of Class A Common Stock that may become issuable as a result of any stock dividend, stock split, recapitalization or other similar transaction.

Our Class A Common Stock and warrants trade on the New York Stock Exchange under the symbols “ETWO” and “ETWO-WT,” respectively. On April 26, 2022, the closing price of our common stock was $7.35 per share and the closing price of our warrants was $1.69 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the Risk Factors section beginning on page 31 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 27, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 27, 2022

E2open Parent Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39272	86-1874570
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9600 Great Hills Trail, Suite 300E
Austin, TX
(address of principal executive offices)
78759
(zip code)
866-432-6736
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ETWO	New York Stock Exchange
Warrants to purchase one share of Class A Common Stock at an exercise price of $11.50	ETWO-WT	New York Stock Exchange

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements with Officers.

On April 27, 2022, E2open Parent Holdings, Inc. (the “Company”) announced the appointment of Ms. Marje Armstrong to serve as the Company’s Chief Financial Officer effective May 16, 2022 to replace Mr. Jarett Janik who previously announced his retirement. Ms. Armstrong, age 42, is currently serving as VP of Finance at Dropbox, Inc., where she oversees Investor Relations, FP&A, Treasury, Corporate Development, Strategic Finance and Company Planning. Ms. Armstrong joined Dropbox from Afiniti Ltd., where she was Head of Investor Relations, FP&A, Corporate Development and Commercial Finance. Prior to Afiniti, Ms. Armstrong worked at Morgan Stanley for five years and Goldman, Sachs & Co. for 10 years across Investment Banking, Equity Capital Markets, Equity Research, Equity Sales and Equity Trading divisions. Ms. Armstrong earned her B.A. degree in Economics and International Relations from Stanford University.

The selection of Ms. Armstrong as Chief Financial Officer was not pursuant to any arrangement or understanding with respect to any other person. There are no family relationships between Ms. Armstrong and any director or executive officer of the Company, and there are no transactions between Ms. Armstrong and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

Ms. Armstrong’s compensation package is as follows:

•
Base salary – $400,000
•
Executive Annual Incentive Plan – Target bonus set at $400,000
•
Onboarding Grant – Aggregate grant date fair value equal to $3,300,000, in the form of restricted stock units that vest in equal parts across four years from the date of grant subject to the terms and conditions of the Incentive Plan and the forms of award agreement filed with the U.S. Securities and Exchange Commission on Form 8-K on February 10, 2021.
•
Long-Term Incentive Plan Annual Grant – Equity grant with an aggregate grant date fair value equal to $2,000,000, with terms and conditions (e.g., performance measures, vesting schedules, allocation between different forms of equity) determined by the Board.

Ms. Armstrong entered into an executive employment letter agreement, which is the same for each executive, and provides for the provision of base salary, an annual cash incentive opportunity and a long-term equity opportunity. The agreement also provides for participation in the various health, insurance, retirement, paid time off and other benefits provided to other officers of the Company in accordance with the Company’s benefit plans, programs and policies in effect from time to time. Except as provided for in the Executive Severance Plan that each executive is eligible to participate in, the named executive officers are employed on an at-will basis. A copy of the form of executive employment letter agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K filed on March 1, 2021 and is incorporated by reference into this Item 5.02. In connection with her appointment as Chief Financial Officer, Ms. Armstrong also entered into the Company’s standard form of Indemnification Agreement, which was filed as Exhibit 10.4 to the Company’s Form 8-K filed on February 10, 2021.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number		Description
99.1*	—	Press Release, dated April 27, 2022
104	—	Cover Page Interactive Data File (formatted in Inline XBRL)

* Furnished herewith

SIGNATURE

Pursuant to the Requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

E2open Parent Holdings, Inc.

Date: April 27, 2022	By:	/s/ Laura L. Fese
Laura L. Fese
Executive Vice President and General Counsel

Exhibit 99.1

PRESS RELEASE

E2open Names Marje Armstrong as New Chief Financial Officer

Armstrong brings over 20 years of experience, a strong combination of driving growth for SaaS and business-to-business enterprise companies plus a well-rounded public markets investing and corporate finance background.

AUSTIN, Texas – April 27, 2022 – E2open Parent Holdings, Inc. (NYSE: ETWO), a leading network-based provider of a cloud-based, mission-critical, end-to-end supply chain management platform, announces the appointment of Marje Armstrong as chief financial officer, effective May 16, 2022. She will replace Jarett Janik, who previously announced his retirement.

“We’re thrilled to welcome Marje to our leadership team as E2open’s next CFO,” said Michael Farlekas, chief executive officer of E2open. “Her incredibly well-rounded financial experience cuts across several key areas that position her as the perfect strategic partner to help lead E2open to the next level, driving growth as we scale the business. From finance leadership positions at public and private SaaS and B-to-B software companies focused on large clients, to extensive Wall Street experience, Marje is the ideal fit, particularly at this pivotal stage in our growth as a public company.”

Armstrong currently serves as vice president of finance at Dropbox, Inc., leading investor relations, FP&A, treasury, corporate development, strategic finance and company planning. Previously she was head of investor relations, FP&A, corporate development and commercial finance at Afiniti Ltd. Prior to Afiniti, she spent five years at Morgan Stanley, Inc. and 10 years at Goldman Sachs across investment banking, equity capital markets, equity research, equity sales and equity trading divisions. Armstrong earned her BA degree in Economics and International Relations from Stanford University. She has three children and serves on the board of trustees and finance committee at The Baldwin School, supporting girls’ education and growth.

“I am incredibly excited to join E2open,” said Armstrong. “Supply chain software is more critical than ever for enterprises, and E2open is strategically positioned to serve this growing market. I look forward to partnering with Michael and the impressive team he has built to drive the next leg of growth for the company.”

Armstrong starts with E2open on May 16, and Janik will stay with the company to transition through the next quarterly earnings cycle. “As we welcome Marje, we also want to thank Jarett for his tireless efforts and leadership over the past four years. He has been a great partner and we wish him all the best in his well-deserved retirement,” said Farlekas.

About E2open

At E2open, we’re creating a more connected, intelligent supply chain. It starts with sensing and responding to real-time demand, supply and delivery constraints. Bringing together data from customers, distribution channels, suppliers, contract manufacturers and logistics partners, our

PRESS RELEASE

collaborative and agile supply chain platform enables companies to use data in real time, with artificial intelligence and machine learning to drive smarter decisions. All this complex information is delivered in a single view that encompasses your demand, supply, logistics and global trade ecosystems. E2open is changing everything. Demand. Supply. Delivered.™ Visit www.e2open.com.

E2open and the E2open logo are registered trademarks of E2open, LLC. Demand. Supply. Delivered. is a trademark of E2open, LLC. All other trademarks, registered trademarks and service marks are the property of their respective owners.

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Contacts:

Media Contact:

5W PR for E2open

e2open@5wpr.com

718-757-6144

Investor Contact:

Adam Rogers

AVP Investor Relations, E2open

adam.rogers@e2open.com

515-556-1162

Corporate Contact:

Kristin Seigworth

VP Communications, E2open

kristin.seigworth@e2open.com